

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 6, 2024

Andrew Brophy
Principal Financial Officer
HEALTHCARE SERVICES GROUP INC
3220 Tillman Drive, Suite 300
Bensalem, PA 19020

> **Re: HEALTHCARE SERVICES GROUP INC**
> **Item 2.02 Form 8-K filed February 14, 2024**
> **Response filed May 17, 2024**
> **File No. 000-12015**

Dear Andrew Brophy:

We have reviewed your May 17, 2024 response to our comment letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 10, 2024 letter.

Item 2.02 Form 8-K filed February 14, 2024

Exhibit 99.1
Reconciliations of Non-GAAP Financial Measures, page 6

1. We note the additional information surrounding your client restructurings. It appears that these price concessions and contract modifications are inherent in the Company's operations. Specifically, as previously noted, you have a substantial investment in the creditworthiness and financial condition of your customers and assume the operational risks arising from providing services to the healthcare industry and primarily providers of long-term care. As such, we do not believe that your client restructuring adjustments are compliant with the guidance in Questions 100.01 and 100.04 of the Compliance and Disclosure Interpretations ("C&DIs") on Non-GAAP Financial Measures. Please confirm that you will no longer include these adjustments.

Please contact Jeanne Baker at 202-551-3691 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services